 **SATURN CAPITAL**

February 18, 2026

Saturn Capital, Inc. Exemption Report

Saturn Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company (A) did not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities other than funds or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4; (B) did not carry accounts of or for customers; and (C) did not carry PAB accounts (as defined in Rule 15c3-3).

Saturn Capital, Inc. met the identified provisions under Footnote 74 throughout the most recent fiscal year without exception. The Company hereby affirms that to the best of its knowledge and belief, this Exemption Report is true and correct.

By: _Edward A. Lafferty_ Date: February 18, 2026

Edward A. Lafferty
CFO/Financial Principal
Saturn Capital, Inc.